LUCKYCOM, INC.

Level 8, Two Exchange Square,

8 Connaught Place, Central, Hong Kong

Telephone: (852) 3798 2688

Via Edgar

February 20, 2014

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street N.E.

 Washington D.C. 20002

Re:

Luckycom, Inc.

Registration Statement on Form S-1

Filed initially on February 20, 2014

File No. 333-194038

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Luckycom, Inc. (the "Registrant") hereby requests immediate withdrawal of its registration statement on Form S-1 (File No. 333-194038), which was filed with the Securities and Exchange Commission (the "Commission") on February 20, 2014 along with any amendments and exhibits (the "Registration Statement").

The Registration Statement was inadvertently filed.  The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement contained therein. The Registration Statement has not been declared effective by the Commission.

The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact our attorney Scott Doney.

Cane Clark, LLP

3273 E. Warm Springs, Rd.

Las Vegas, NV 89120

Telephone (702) 312-6255,Facsimile (702) 944-7100

Very truly yours,

By:  /s/ Kingrich Lee

Kingrich Lee

CEO of Luckycom, Inc.